Filed Pursuant to Rule 424(b)(3)
Registration Statement Nos. 333-204908
333-204908-06

PROSPECTUS ADDENDUM (to Product Supplement dated November 14, 2014, Amendment No. 1, dated November 14, 2014, to Pricing Supplement dated March 25, 2014 and Prospectus dated April 29, 2016)
UBS AG UBS SWITZERLAND AG ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN due March 25, 2044

This prospectus addendum relates to the series of outstanding Exchange Traded Access Securities entitled “ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN due March 25, 2044” (the “Securities”), which was previously issued by UBS AG and is part of a series of debt securities entitled “Medium Term Notes, Series A”. The Securities were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your Securities, UBS AG prepared a pricing supplement (as amended or supplemented from time to time), referred to as the “original pricing supplement”, relating to the Securities. UBS AG also prepared a product supplement (as amended from time to time), referred to as the “product supplement”, dated as of November 14, 2014, which supplements and forms part of the original pricing supplement. The original pricing supplement, which is Amendment No. 1, dated November 14, 2014, to the pricing supplement dated March 25, 2014, and the product supplement were attached to a “base” prospectus dated November 14, 2014, which has been replaced from time to time by a new “base” prospectus, most recently a “base” prospectus dated March 17, 2016. This prospectus addendum and the original pricing supplement and product supplement will be used by UBS AG in connection with the continuous offering of the Securities.

UBS AG has prepared a new “base” prospectus dated April 29, 2016. This new base prospectus replaces the base prospectus dated March 17, 2016. Because, except as provided herein, the terms of your Securities otherwise have remained the same, UBS AG is continuing to use the original pricing supplement and product supplement. As a result, you should read the original pricing supplement and product supplement for your Securities, which give the specific terms of your Securities, together with the new base prospectus dated April 29, 2016. When you read these documents, please note that all references in the original pricing supplement and product supplement to the base prospectus dated November 14, 2014, or to any sections of the applicable base prospectus, should refer instead to the new base prospectus dated April 29, 2016, or to the corresponding section of that new base prospectus. In addition, please note that instead of using the website links in the original pricing supplement and product supplement to the base prospectus dated November 14, 2014, you should use the following website link to access the new base prospectus dated April 29, 2016:

http://www.sec.gov/Archives/edgar/data/1114446/000119312516569378/d161008d424b3.htm

Please also disregard the table of contents for the base prospectus dated November 14, 2014 that is provided in the original pricing supplement and product supplement. A table of contents for the new base prospectus is provided on page i of the new base prospectus.

Supplemental Tax Disclosure

The following supplements and updates the discussion under “—Material U.S. Federal Income Tax Consequences—Non-United States Holders” in the accompanying pricing supplement and is intended to be read in conjunction with the discussion therein.

On January 1, 2017, new regulations issued under Section 871(m) of the Code will take effect with respect to instruments that are issued (or deemed issued) after that date. In general, these regulations impose a 30% withholding tax (subject to reduction under an applicable treaty) on deemed dividend amounts with respect to certain notes held by non-U.S. holders that reference U.S. equities or indices that include U.S. equities. If applicable, the deemed dividend amount is generally equal to the dividends that are paid on the equities that are referenced by the note. The Internal Revenue Service recently issued a Notice which states that the new regulations will only apply to a contract that is issued before January 1, 2018 if the contract is a “delta-one” contract (i.e., a contract that provides for “delta-one” exposure to underlying U.S. corporations). Although the matter is not free from doubt, we believe that the Securities should be treated as delta-one contracts for this purpose.

However, the Section 871(m) regulations provide that instruments that reference a “qualified index” generally are not subject to the Section 871(m) withholding tax. Although not free from doubt, we believe that the Index should be treated as a “qualified index”. Accordingly, subject to the discussion below, the Securities should not be subject to the Section 871(m) withholding tax.

Notwithstanding this exception, a transaction may not be treated as referencing a “qualified index” if, in connection with the transaction, an investor holds a related short position in one or more of the component securities in the “qualified index” (other than a short position in the entire index, or a “de minimis” short position with a value of less than 5% of the value of the long position in the “qualified index”). Under this rule, a non-U.S. holder of Securities may not be treated as holding a contract that references a “qualified index”, and thus may be subject to Section 871(m) tax in respect of its Securities, if it holds a related short position in the components of the Index that exceeds the 5% threshold described above. Because of this possibility, custodians and other withholding agents may require a non-U.S. holder to make representations or certifications regarding the nature of any short positions that it holds with respect to the components of the Index.

The application of Section 871(m) to the Securities is complex, and uncertainties exist regarding how the new regulations will apply to the Securities. In addition, it is expected that the Section 871(m) regulations will be revised in 2017, and it is possible that the revised regulations could cause a non-U.S. holder of Securities to be subject to tax in a manner that differs from the manner described herein. If you are a non-U.S. holder, you should consult your tax advisor about the application of Section 871(m) to your Securities.

UBS AG, UBS Securities LLC, UBS Financial Services Inc. or any affiliate of UBS AG may use this prospectus addendum, together with the original pricing supplement and product supplement and the new base prospectus, in connection with offers and sales of the Securities in market-making transactions. Please see “Supplemental Plan of Distribution” in the original pricing supplement and product supplement and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank	UBS Financial Services Inc.
Prospectus Addendum dated December 29, 2016